UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Saleen Automotive, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

794016 105

(CUSIP Number)

Steve Saleen

c/o Saleen Automotive, Inc.

2735 Wardlow Road

Corona, California 92882

(800) 888-8945

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 794016 105	Page 2 of 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Saleen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,133,375
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 82,133,375
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,133,375
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5% (1)
14		TYPE OF REPORTING PERSON* IN

(1)     Based on a total of 95,000,000 shares of our common stock outstanding as of July 18, 2013.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2013 (“Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On July 18, 2013, the Company filed an Amendment to Certificate of Designation After Issuance of Class or Series (the “Amendment”) pursuant to which the Company amended the conversion rights of the Super Voting Preferred Stock to provide that the Super Voting Preferred Stock would convert at such time as (1) the Company files an amendment to its articles of incorporation effecting a reverse stock split of Common Stock or effecting an increase in the authorized shares Common Stock so that the Company has a sufficient number of authorized and unissued shares of Common Stock to permit the conversion of all outstanding shares of Super Voting Preferred Stock into Common Stock, or (2) the holders of a majority of the outstanding shares of Super Voting Preferred Stock elect to convert all or any portion (but at least 50%) of the outstanding shares of Super Voting Preferred Stock into shares of Common Stock. On July 9, 2013, the holders of the majority of the outstanding shares of Super Voting Preferred Stock, pursuant to a written consent of such holders, elected to convert, upon the effectiveness of the Amendment, 696,000 outstanding shares of Super Voting Preferred Stock (approximately 77.68%) into Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of July 18, 2013, the Reporting Person beneficially owned 82,133,375 shares of Common Stock consisting of 63,801,250 shares of Common Stock and 18,332,125 shares of Common Stock issuable upon the conversion of 146,657 shares of Super Voting Preferred Stock within 60 days of July 18, 2013 (the “Shares”). Since 95,000,000 shares of Common Stock were outstanding as of July 18, 2013, the Shares constitute approximately 72.5% of the shares of Common Stock issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 24, 2013	/s/ Steve Saleen
Steve Saleen